SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X     Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.  RESULTS OF 2009 ANNUAL GENERAL MEETING.

PRANA BIOTECHNOLOGY LIMITED
(ASX: PBT)
RESULTS OF 2009 ANNUAL GENERAL MEETING

27 November 2009

The Company wishes to advise that all resolutions contained in the Notice of Annual General Meeting were unanimously passed on a show of hands.

In accordance with Section 251AA(1) of the Corporations Act 2001, the following information is provided in relation to the resolutions considered by Members of the Company at the 2009 Annual General Meeting held today at 10.30 am.

	FOR	AGAINST	ABSTAIN	DISCRETIONARY*

Resolution One: Approval of Prior Issue of Shares	41,308,680	849,631	73,240	17,825,665

Resolution Two: Approval to Issue Options	41,069,830	1,057,231	104,490	17,825,665

Resolution Three: Approval to Issue Shares	41,283,190	900,071	48,290	17,825,665

Resolution Four: Approval to Issue Options	41,079,330	1,047,731	104,490	17,825,665

Resolution Five: Re-Election of Dr. George Mihaly to Serve as a Director	41,445,091	650,760	135,700	17,825,665

Resolution Six: Non-Binding Adoption of Remuneration Report	41,086,016	989,835	155,700	17,825,665

Resolution Seven: Increase of Share Pool by 15,000,000 Ordinary Shares	40,764,400	1,371,750	17,396,985	524,081

*The Chairman voted undirected proxy’s in his control in favour of all resolutions.

On behalf of the Board

Richard Revelins
Company Secretary
Prana Biotechnology Limited

Suite 2, 1233 High Street Armadale Victoria Australia 3143	Page 1 of 1	Telephone: 61 3 9824 8166 Facsimile: 61 3 9824 8161

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date: November 27, 2009